Exhibit 99.1

IM Cannabis Reports Second Quarter 2023 Financial Results

IMC remains singularly focused on accelerating the path to profitability through active cost management and margin improvement while maintaining sales.

TORONTO, and GLIL YAM, Israel, Aug. 11, 2023 /PRNewswire/ -- IM Cannabis Corp. (the "Company" or "IMC") (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, announced its financial results today for the second quarter ended June 30, 2023. All amounts are reported in Canadian dollars and compared to Q2 2022 unless otherwise stated.

The full set of consolidated financial statements for the three and six months ended June 30, 2023 (the "Q2 FS"), and the accompanying management's discussion and analysis (the "Q2 MD&A"), can be accessed by visiting the Company's website at https://investors.imcannabis.com/, its profile pages on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

Q2 2023 Financial Highlights

•	Revenues stayed stable with a 4% year-over-year increase to $13.2 million

•	40% increase in Gross Margin

•	83% decrease in Non-IFRS Adjusted EBITDA Loss

•	33% decrease in operating expenses, a 20% decrease compared to Q1, 2023

Management Commentary

"In Q2 2023, we continued towards our goal of sustainable profitability," said Oren Shuster, Chief Executive Officer of IMC. "The rightsizing and refocusing we have been working though since Q4 of last year, was led by the strategic decision to exit the recreational Canadian market, allowing us to fully lean into our heritage as one of the pioneers in the Israeli medical cannabis market.  Our extensive expertise within our highly regulated local market, gave us a clear advantage when expanding into Germany, another highly regulated medical market.  The strategic pivot to focus on the two largest national medical markets is clearly reflected within our organization post restructure.  I believe this is the cornerstone for our success and stability within these two similar markets."

“Active cost and margin management was a key focus of Q2, accelerating our to move towards sustainable profitability, while maintaining sales,” said Itay Vago, Chief Financial Officer of IMC. “The actions we took since exiting the Canadian market last year and the associated restructure, have significantly improved our gross margin and reduced our total operating expenses, leading to a substantial decrease in our non-IFRS Adjusted EBITDA Loss.”

Operational Highlights

IMC Israel:

•	Our position as #1 in the premium market was furthered through the launch of LOT 420 with two new high THC strains.

•	We moved into the midrange market in Israel with the launch of PICOS, small, super premium flowers. The launch portfolio is comprised of four high THC flowers.

IMC Germany:

•
We have started to take advantage of our fully licensed EU-GMP packing facility and our GDP logistics center to drive an additional revenue stream, offering cannabis services to the other players within the German cannabis market.  We onboarded four new customers within the first two quarters of 2023.

Q2 2023 Financial Results

•	Revenues for the second quarter of 2023 were $13.2 million compared to $12.7 million in the second quarter of 2022, an increase of 4%.

•	Gross Margin, before fair value adjustments, in the second quarter of 2023 was 28%, compared to 20% in the second quarter of 2022, an increase of 40%.

•
Non-IFRS Adjusted EBITDA Loss in the second quarter of 2023 was $0.499 million, compared to an Adjusted EBITDA Loss of $3 million in the second quarter of 2022, a decrease of 83%. The decrease is mainly attributable to improved performance of the Company's gross margin and a reduction in general and administrative expenses, such as cost reduction, cost efficiencies and other corporate expense reductions.

•
Total Operating Expenses in the second quarter of 2023 were $5.2 million, compared to $7.8 million in the second quarter of 2022, a decrease of 33%. Most of the decline can be attributed to restructuring that took place in 2022.

•
Total Dried Flower sold in the second quarter of 2023 was approximately 2,128kg with an average selling price of $5.04 per gram compared to approximately 1,592kg in the second quarter of 2022 with an average selling price of $7.27 per gram. The decrease in average selling price was caused by increased competition within the retail segment.

•
Gross Profit for the second quarter of 2023 was $3.5 million, compared to $2.2 million in the second quarter of 2022, an increase of 57%. The increase is mainly attributable to increased high margin sales of imported premium cannabis products, and reduction of costs of sales.

•
General and Administrative Expenses in the second quarter of 2023 were $2.4 million, compared to $3.3 million in the second quarter of 2022, a decrease of 28%. The decrease in the general and administrative expense is mainly attributable to reduced employee salaries derived from the restructuring plan in Israel announced in the first quarter of 2023 and presented separately in the interim financial statement for the period.

•	Selling and Marketing Expenses in the second quarter of 2023 were $2.6 million, compared to $3.1 million in the second quarter of 2022, a decrease of 16%.

•	Operating Loss in the second quarter of 2023 was $1.8 million, compared to $5.6 million in the second quarter of 2022, a decrease of 69%.

•
Net Loss from Continuing Operations in the second quarter of 2023 was $3.7 million, remains with no change to a loss of $3.7 million in the second quarter of 2022, driven mostly by higher gross margin and reduction in operating expenses and offset by finance income in the second quarter of 2022.

•	Basic Loss per Share from Continuing Operations in the second quarter of 2023 was $(0.26), compared to a loss of $(0.49) per share in the second quarter of 2022.

•	Diluted Loss per Share from Continuing Operations in the second quarter of 2023 was $(0.26), compared to a loss of $(0.89) per share in the second quarter of 2022.

•	Cash and Cash Equivalents as of June 30, 2023 were $1.3 million, compared to $2.4 million in December 31, 2022.

•
Total Assets as of June 30, 2023 were $55.8 million, compared to $60.7 million in December 31, 2022, a decrease of 8%. The decrease is mainly attributed to reduced cash and cash equivalents and to inventory.

•	Total Liabilities as of June 30, 2023 were $34.2 million, compared to $36.9 in December 31, 2022, a decrease of approximately 7%. The decrease was mainly due to the reduction in trade payables.

The complete non- audited interim condensed consolidated financial statements of the Company and related management's discussion and analysis for the three months ended June 30, 2023, will be available under the Company's SEDAR+ profile at www.sedarplus.ca and will be available on EDGAR at www.sec.gov/edgar.

The quarterly figures provided in the Q2 FS and the accompanying Q2 MD&A, include some immaterial updates and adjustments to the Company's previously filed unaudited interim financial statements for the first quarter of the year ended December 31, 2023 ("Q1 2023"), see note 1 under the heading Summary of Quarterly Results in the Q2 MD&A. The updated figures provided in the Q2 FS and Q2 MD&A that cover the Q1 2023 period supersede and replace the financial information for Q1 2023 filed on May 15, 2023.

Q2 2023 Conference Call

The Company will host a zoom web conference call today at 9:00 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at https://investors.imcannabis.com/ within 24 hours after the call.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. Until recently, the Company also actively operated in Canada through Trichome Financial Corp and its wholly owned subsidiaries, where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada. The Company has exiting operations in Canada and considers these operations discontinued.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to the Company leaving the Canadian cannabis market to focus on Israel and Germany; achieving profitability and shareholder value; statements regarding the Company's ongoing restructuring of its operations, including the reduction in its Israeli workforce, the strategic plans of the Company, estimated cost reductions and maintaining revenues.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the development and introduction of new products; continuing demand for medical and adult-use recreational cannabis in the markets in which the Company operates; the Company's ability to reach patients through both e-commerce and brick and mortar retail operations; the Company's ability to maintain and renew or obtain required licenses; the effectiveness of its products for medical cannabis patients and recreational consumers; and the Company's ability to market its brands and services successfully to its anticipated customers and medical cannabis patients.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:  any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus Medical (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt and war, conflict and civil unrest in Eastern Europe and the Middle East.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated March 29, 2023, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-IFRS Measures

This press release makes reference to "Gross Margin" and "Adjusted EBITDA", which are financial measures that are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as complementary information to the Company's IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

For an explanation of how management defines Gross Margin and Adjusted EBITDA, see the Company's management's discussion and analysis for the period ended December 31, 2022, available under the Company's SEDAR+ profile at www.sedarplus.ca on EDGAR at www.sec.gov/edgar.

We reconcile these non-IFRS financial measures to the most comparable IFRS measures as set out below.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Canadian Dollars in thousands

		June 30, 2023	December 31, 2022
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$1,321	$2,449
Trade receivables		9,701	8,684
Advances to suppliers		1,492	1,631
Other accounts receivable		3,400	3,323
Inventories		14,484	16,585

		30,398	32,672
NON-CURRENT ASSETS:

Property, plant and equipment, net		5,235	5,221
Investments in affiliates		2,244	2,410
Right-of-use assets, net		1,457	1,929
Deferred tax assets, net		749	763
Intangible assets, net		6,572	7,910
Goodwill		9,095	9,771

		25,352	28,004

Total assets		$55,750	$60,676

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Canadian Dollars in thousands

		June 30, 2023	December 31, 2022
	Note	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$9,381	$15,312
Bank loans and credit facilities		11,477	9,246
Other accounts payable and accrued expenses		4,786	6,013
Accrued purchase consideration liabilities		1,865	2,434
Current maturities of operating lease liabilities		596	814

		28,105	33,819

NON-CURRENT LIABILITIES:
Warrants measured at fair value	3	3,689	8
Operating lease liabilities		830	1,075
Long-term loans		379	399
Employee benefit liabilities, net		128	246
Deferred tax liability, net		1,081	1,332

		6,107	3,060

Total liabilities		34,212	36,879

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	4

Share capital and premium		248,798	245,776
Translation reserve		1,097	1,283
Reserve from share-based payment transactions		14,617	15,167
Accumulated deficit		(243,597)	(239,574)

Total equity attributable to equity holders of the Company		20,915	22,652

Non-controlling interests		623	1,145

Total equity		21,538	23,797

Total liabilities and equity		$55,750	$60,676

 The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)
Canadian Dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2023	2022(*)	2023	2022(*)
	(Unaudited)

Revenues	$25,736	$25,704	$13,207	$12,703
Cost of revenues	18,759	20,023	9,473	10,108
Gross profit before fair value adjustments	6,977	5,681	3,734	2,595

Fair value adjustments:
Unrealized change in fair value of biological assets	-	(315)	-	-
Realized fair value adjustments on inventory sold in the period	(617)	(760)	(278)	(394)
Total fair value adjustments	(617)	(1,075)	(278)	(394)

Gross profit	6,360	4,606	3,456	2,201

General and administrative expenses	5,563	7,284	2,389	3,337
Selling and marketing expenses	5,427	5,581	2,622	3,120
Restructuring expenses	617	4,383	334	636
Share-based compensation	121	1,842	(137)	732
Total operating expenses	11,728	19,090	5,208	7,825

Operating loss	5,368	14,484	1,752	5,624

Finance income	3,474	6,113	-	3,227
Finance expense	(2,853)	(3,530)	(2,114)	(2,197)
Finance income (expenses), net	621	2,583	(2,114)	1,030

Loss from disposal of investment	-	114	-	114

Loss before income taxes	(4,747)	(12,015)	(3,866)	(4,708)
Income tax benefit	(175)	(1,232)	(160)	(1,007)

Net loss from continuing operations	(4,572)	(10,783)	(3,706)	(3,701)

Net loss from discontinued operations	-	(18,936)	-	(15,277)

Net loss	(4,572)	(29,719)	(3,706)	(18,978)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:

Remeasurement gain on defined benefit plan	36	-	-	-

Exchange differences on translation to presentation currency	(661)	(2,942)	(99)	(1,150)

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods	(625)	(2,942)	(99)	(1,150)

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation	466	1,203	311	345

Total other comprehensive income that will be reclassified to profit or loss in subsequent periods:	466	1,203	311	345

Total other comprehensive income (loss)	(159)	(1,739)	212	(805)

Total comprehensive loss	$(4,731)	$(31,458)	$(3,494)	$(19,783)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)
Canadian Dollars in thousands, except per share data

		Six months ended June 30,		Three months ended June 30,
		2023	2022(*)	2023	2022(*)
	Note	Unaudited

Net loss attributable to:
Equity holders of the Company		$(4,059)	$(28,117)	$(3,459)	$(18,665)
Non-controlling interests		(513)	(1,602)	(247)	(313)

		$(4,572)	$(29,719)	$(3,706)	$(18,978)

Total comprehensive loss attributable to:
Equity holders of the Company		$(4,209)	$(29,727)	$(3,250)	$(19,437)
Non-controlling interests		(522)	(1,731)	(244)	(346)

		$(4,731)	$(31,458)	$(3,494)	$(19,783)
Net income (loss) per share attributable to equity holders of the Company:	6
Basic loss per share (in CAD)		$(0.33)	$(4.05)	$(0.26)	$(2.72)
Diluted loss per share (in CAD)		$(0.33)	$(4.82)	$(0.26)	$(3.12)

Earnings (loss) per share attributable to equity holders of the Company from continuing operations:
Basic loss per share (in CAD)		$(0.33)	$(1.32)	$(0.26)	$(0.49)
Diluted loss per share (in CAD)		$(0.33)	$(2.09)	$(0.26)	$(0.89)

Loss per share attributable to equity holders of the Company from discontinued operations:
Basic and diluted loss per share (in CAD)		-	$(2.73)	-	$(2.23)

 (*) Reclassified in respect of discontinued operations – see Note 8.

 The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
Canadian Dollars in thousands

	Six months ended June 30,
	2023	2022
Cash flows from operating activities:

Net loss for the period	$(4,572)	$(29,719)

Adjustments for non-cash items:

Unrealized gain on changes in fair value of biological assets	-	(1,135)
Fair value adjustment on sale of inventory	617	2,517
Fair value adjustment of warrants measured at fair value and derivative assets	(3,304)	(5,697)
Depreciation of property, plant and equipment	337	1,762
Amortization of intangible assets	898	1,284
Depreciation of right-of-use assets	352	1,014
Finance expenses, net	2,683	6,527
Deferred tax benefit, net	(220)	(1,836)
Share-based payment	121	2,658
Revaluation of other receivable	-	3,818
Loss from disposal of investments	-	114
Restructuring expenses	-	8,791

	1,484	19,817
Changes in working capital:

Increase in trade receivables, net	(2,428)	(4,518)
Decrease (increase) in other accounts receivable	(2,572)	556
Decrease in biological assets, net of fair value adjustments	-	569
Decrease (increase) in inventories, net of fair value adjustments	1,484	(570)
Increase (decrease) in trade payables	(5,078)	3,916
Decrease in employee benefit liabilities, net	(106)	(182)
Increase (decrease) in other accounts payable and accrued expenses	(992)	(337)

	(9,692)	(566)

Taxes paid	(432)	(462)

Net cash used in operating activities	(13,212)	(10,930)

 The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
Canadian Dollars in thousands

	Six months ended June 30,
	2023	2022
	Unaudited
Cash flows from investing activities:

Purchase of property, plant and equipment	(553)	(1,076)
Proceeds from sales of property, plant and equipment	-	201
Proceeds from loans receivable	-	350
Investments in associate	-	(114)

Net cash used in investing activities	$(553)	$(639)

Cash flow from financing activities:

Proceeds from issuance of share capital, net of issuance costs	$1,688	$-
Proceeds from exercise of options	-	335
Proceeds from issuance of Warrants	6,585	-
Repayment of lease liability	(345)	(722)
Payment of lease liability interest	(34)	(859)
(Repayment) proceeds from bank loan and credit facilities, net	(1,060)	8,871
Interest paid	(124)	(504)
Proceeds from factoring of checks receivables	3,967	-

Net cash provided by financing activities	10,677	7,121

Effect of foreign exchange on cash and cash equivalents	1,960	(3,594)

Increase (decrease) in cash and cash equivalents	(1,128)	(8,042)
Cash and cash equivalents at beginning of the period	2,449	13,903

Cash and cash equivalents at end of the period	$1,321	$5,861

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$49	$269
Issuance of shares in payment of purchase consideration liability	$-	$3,147
Issuance of shares and warrants in payment of debt settlement to a non- independent director of the company	$1,061	$-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Logo - https://mma.prnewswire.com/media/1742228/IM_Cannabis_Logo.jpg